October 31, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:    Mr. Larry Spirgel, Assistant Director

RE:	Portfolio Recovery Associates, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 28, 2014 Form 10-Q for the Quarter Ended June 30, 2014 Filed August 6, 2014 File No. 000-50058

Ladies and Gentlemen:
            With respect to the referenced matter, Portfolio Recovery Associates, Inc. (the “Company” or “we”) hereby submits the following response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 9, 2014, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended June 30, 2014 (the “Form 10-Q”).  To facilitate your review, we have reproduced the captions and numbered comment from your comment letter in bold text in our response, which is set forth in the attachment to this letter entitled, “Portfolio Recovery Associates, Inc. Response.“

In providing this response, and in response to the Staff’s request, we hereby agree and acknowledge that:

           *the Company will comply with the Commission’s comments in future filings;

*the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

          *Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         *the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact us.  We are available to discuss any of our responses with you at your convenience.

Portfolio Recovery Associates, Inc.

/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer

Portfolio Recovery Associates, Inc.
Response

         Form 10-Q for the Quarter Ended June 30, 2014
7. Income Taxes, page 17

1.
We note in your response to comment 1 that the Company believes it has sufficient support for the technical merits of its position and that it is more likely than not this position will ultimately be sustained. In light of this belief, please explain to us your basis under ASC 740-10-25 for accruing the full tax liability.

Response

This is a matter of an income tax timing difference. For tax purposes, we utilize the cost recovery method for recognizing revenue on our finance receivables. Under this method, revenue for tax purposes is recognized after the original purchase price of the finance receivable has been collected. For book purposes, revenue is recorded under the interest method of accounting under ASC 310-30. This gives rise to a timing difference between book and tax accounting which creates a deferred tax liability. This is why in our prior response we stated that we have accrued the full tax liability. This is simply a timing difference.

The IRS disagrees with our use of the cost recovery method of recognizing revenue for tax purposes. We believe we have sufficient support for the technical merits of our position and that it is more likely than not this position will ultimately be sustained. However, if we are unsuccessful in the United States Tax Court and any potential appeals to the federal Circuit Court of Appeals, we may be required to pay the related deferred taxes in a short period of time. If this were to occur, the liability would be transferred from “Net deferred tax liability” to “Income taxes payable” on our Consolidated Balance Sheet.

Because we believe it is more likely than not our position will be sustained, in accordance with FASB Interpretation No. 48 we have not accrued for related interest or penalties that the IRS could assess. However, per our prior response, in our next periodic filing we will quantify the potential interest charges by providing an estimate or range as of the balance sheet date.